UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission file number: 000-56146

Ehave, Inc.
(Translation of Registrant’s Name Into English)

100 SE 2nd St. Suite 2000

Miami, FL 33131

(954) 233-3511

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On May 27, 2025, Ehave Inc. (the “Company”) entered into an asset purchase agreement (the “Agreement”) with Klizo Ventures Inc. (“Seller”) to purchase the intellectual property and other assets related to AI Headhunter, an artificial intelligence-powered recruitment platform (www.aiheadhunter.com).

The acquired assets include source code, branding and design assets, documentation and technical assets, product demos, videos, marketing assets, platform data and analytics, domain names, user accounts, customer contracts, and other operational assets, together with all associated intellectual property rights and licenses (collectively, the “Acquired Assets”).

The purchase price consists of shares of Series A Convertible Preferred Stock having a face value of $2.7 million and 100 million shares of common stock. The Preferred Stock is convertible into common shares at a rate determined by a volume-weighted average price formula and is subject to shareholder approval of an amendment to Ehave’s articles of incorporation. As a result of the transaction, Klizo Ventures Inc. will own more than 5% of Ehave’s outstanding shares.

The agreement also includes a performance-based earnout of up to $7 million in additional Preferred Stock, tied to specific revenue and customer milestones.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is filed as Exhibit 10.1 to this Form 6-K and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Asset Purchase Agreement between Ehave and Klizo Ventures

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: Ehave, Inc.

June 17, 2025	By:	/s/ Ben Kaplan
Ben Kaplan
CEO